

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

David G. DeWalt
Chief Executive Officer
McAfee, Inc.
3965 Freedom Circle
Santa Clara, CA 95054

> **Re: McAfee, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed September 3, 2010**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Opinion of McAfee's Financial Advisor, page 37

1.   Please revise this section and the discussion of the fairness opinion in your summary to disclose the amount of the fee paid and/or payable by McAfee to Morgan Stanley for the financial advisory services and fairness opinion provided in connection with the proposed merger. Clarify the amount of the fee that is contingent upon completion of the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

David G. DeWalt
McAfee, Inc.
September 10, 2010
Page 2

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3483 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any questions.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (415) 947-2099
        Michael Ringler
        Wilson Sonsini Goodrich & Rosati, P.C.